August 30, 2021

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4720

Washington DC 20549

Attention:	Brittany Ebbertt
Kathleen Collins
Edwin Kim
Jan Woo
Division of Corporation Finance, Office of Technology

Re:	Northern Genesis Acquisition Corp. II (the “Company”)
File Number 333-257647

Ladies and Gentlemen:

On July 2, 2021, the Company filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement on Form S-4 under the Securities Act of 1933 (the “Registration Statement”). On August 3, 2021, the Company received written comments from the Staff of the Division of Corporation Finance, Office of Technology of the Commission (the “Staff”). The following sets forth the comments of the Staff and the Company’s response to those comments. The Company has simultaneously filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) to respond to the comments and provide other general updates.

The text of each comment has been included in this letter for your reference and the Company’s response is presented below each comment.

General

1.	Comment: We note that you have not generated revenue from principal operations through March 31, 2021; however, some of your disclosures do not appear to clearly convey this fact. For example, the disclosure on page 23 states you have not recognized a "material amount" of revenue to date, but you have successfully shipped freight using your technology and transfer hub network. Also, on page 155 you state that since 2017 you have refined operations and now conduct daily shipments between Los Angeles and Phoenix. Please revise throughout, including the summary, to ensure your disclosures are clear that the company is still in the process of developing and testing your technology, you have not earned no revenue to date, and all products, route models, and partners are related to operations you expect to begin in the future but have not yet begun.

Husch Blackwell LLP

August 30, 2021

Response: The Company respectfully acknowledges the comment from the Staff and advises the Staff that the Company has revised its disclosure on page 24 of Amendment No. 1 to state that Embark incurred net losses of $15.3 million and $21.5 million for the years ended December 31, 2019 and 2020, respectively, and has not recognized any revenue to date. Additionally, the Company advises the Staff that all payments received to date for movement of goods, including Embark’s daily shipments between Los Angeles and Phoenix, are classified as “Other Income” and not as “Revenue” as more fully described on page 182. Specifically, Embark uses its own research and development truck fleet equipped with its self-driving systems through various Transportation Service Agreements (“TSAs”). The primary purpose of TSAs is to support Embark’s research and development and proof of concept efforts. Accordingly, income generated from such TSA arrangements is not expected to be the primary revenue generating activity of Embark. Going forward, Embark expects to generate revenues primarily through subscription software licensing of its automated driving platform.

Questions and Answers

Q: What conditions must be satisfied to complete the Business Combination?, page xiv

2.	Comment: We note that you have a minimum cash condition of $295 million and the maximum redemption amounts were calculated assuming that the minimum cash condition will be implemented, along with the $200 million in PIPE financing. Please clarify here or in a separate Q&A that the minimum cash condition is solely for the benefit of Embark and only Embark has the right to waive this condition. Disclose the maximum number of shares that may be redeemed in order to satisfy the Minimum Cash Condition and the maximum number of shares that may be redeemed if the Minimum Cash Condition is waived.

Response: The Company respectfully acknowledges the comment from the Staff and in response, the Company revised the Q&A disclosure on page xiv of Amendment No. 1 to disclose the maximum number of shares that may be redeemed in order to satisfy the Minimum Cash Condition and the maximum number of shares that may be redeemed if the Minimum Cash Condition is waived.

Q: What vote is required to approve the Proposals presented at the Special Meeting?, page xvi

3.	Comment: In light of your Support Agreement where your Sponsor and other NGA investors agree to vote to approve the Business Combination, please clarify the percentage of unaffiliated public SPAC stockholders that will be necessary to approve of Business Combination.

Response: The Company respectfully acknowledges the comment from the Staff and in response, the Company revised its disclosure on pages xvii, 12 and 60 of Amendment No. 1 to clarify the percentage of unaffiliated public SPAC stockholders that will be necessary to approve the Business Combination.

Husch Blackwell LLP

August 30, 2021

Prospectus/Proxy Statement Summary, page 1

4.	Comment: Please define Level 4 or L4 autonomous semi-trucks. Clarify whether this refers to self-driving, driverless semi-trucks or autonomous driving with a driver present. In your business section, please describe the varying levels and clarify in which levels you will operate.

Response: The Company respectfully acknowledges the comment from the Staff and advises the Staff that Embark defines Level 4 based on the commonly accepted standards published by SAE International. Level 4 is deemed “High Automation” and provides for self-driving with no driver present within certain defined use cases, such as semi-truck driving between transfer points in certain regions in the United States. Currently, Embark tests its semi-trucks with safety personnel behind the wheel, but intends to sell its technology as a Level 4 solution that will not require a driver in the vehicle. The Company revised its disclosure on page v of Amendment No. 1 to include a definition of L4.

5.	Comment: We note that a significant number of your corporate governance proposals contain provisions that will not be effective until after the “Trigger Date.” Clarify how each corporate governance item subject to a Trigger Date provision will operate prior to the Trigger Date.

Response: The Company respectfully acknowledges the comment from the Staff and in response, the Company revised its disclosure on the second page of the cover, as well as, pages x, xi, 10, 11, 54, 58, 59, 94, 217, 218, 221, 227 and 228 of Amendment No. 1 to clarify, to the extent not already addressed, the operation of the respective corporate governance provision prior to and after the Trigger Date as well as prior to and after the Sunset Date, to the extent applicable.

6.	Comment: Please provide a description of your Sponsor, Northern Genesis Sponsor II LLC, the PIPE Investors, and the FPA PIPE Investors in your summary, and clarify whether any of them are affiliated. We note references to the institutional investors of your Sponsor. Please clarify whether these institutional investors are participating in PIPE investments.

Response: The Company respectfully acknowledges the comment from the Staff and in response, the Company revised its disclosure on pages 1, 6 and 78 of Amendment No. 1 to add a description of the Company’s Sponsor. The Company has also disclosed the identities of certain PIPE Investors and FPA PIPE Investors that (A) were previously disclosed in the Company’s press release announcing the signing of the Merger Agreement, which investors represent (1) those with the largest commitments in the PIPE Financing, (2) those affiliated with the Company and/or Embark and (3) those otherwise indicative of the sophistication and creditworthiness of the PIPE Investors as a whole or (B) are affiliated with, or greater than 5% shareholders of, the Company, Embark or any of their respective affiliates, directors or officers.

Husch Blackwell LLP

August 30, 2021

The Company respectfully submits that the identities of the remaining PIPE Investors are neither required to be disclosed in the Registration Statement nor material to a stockholder’s understanding of the Business Combination or the other proposals set forth in the Registration Statement. In this regard, the Company respectfully advises the Staff that:

●	such other PIPE Investors are sophisticated investors with significant assets and long track records of investments in public companies;
●	the Company is not aware of any potential creditworthiness or insolvency concerns with respect to such PIPE Investors;
●	such PIPE Investors are expected to be passive investors without any designees to the Company’s board of directors and do not (and are not anticipated to) otherwise exercise, directly or indirectly, any element of control over the Company, its Board of directors or management team; and
●	no such PIPE Investors are corporate affiliates of the Company, Embark or any of their respective corporate affiliates, directors or officers.

7.	Comment: We note that the Embark Founders will hold up to 69% of the voting power of Embark Technology after the close of the business combination. Please clarify whether Embark Technology will avail themselves of the close company exemptions for the corporate governance standards for their prospective exchange.

Response: The Company respectfully acknowledges the comment from the Staff and advises the Staff that Embark does not intend to avail itself of the controlled company exemptions on its prospective exchange following the consummation of the business combination. To the extent that Embark remains a controlled company and elects to avail itself of controlled company exemptions in the future, it will comply with all applicable disclosure obligations concerning such exemptions.

Risk Factors, page 14

8.	Comment: We note from disclosure in Northern Genesis Acquisition Corporation's March 31, 2021 Form 10-Q that management identified a material weakness in internal controls over financial reporting related to the accounting for warrants issued in connection with the company's initial public offering, which also resulted in ineffective disclosure controls and procedures as of this same date. Please revise to include a risk factor addressing this material weakness and discuss any remediation efforts taken so far and what remains to be completed in your remediation plan. Also, disclose how long you estimate it will take to complete your plan and any associated material costs that you have incurred or expect to incur. Lastly, tell us what impact, if any, the identified weakness will have on your compliance with the terms in Section 5.6(f) of Article V of the Merger Agreement.

Husch Blackwell LLP

August 30, 2021

Response: The Company respectfully acknowledges the comment from the Staff and in response, the Company revised its disclosure on pages 45 and 160 of Amendment No. 1 to add a risk factor and to clarify what steps the Company has taken so far and what remains to be completed in its remediation plan. With respect to the Staff’s last question, the identified material weakness has not had any impact on the Company’s compliance with the terms in Section 5.6(f) of Article V of the Merger Agreement because the Company disclosed these items in the Company Disclosure Letter accompanying the Merger Agreement.

Embark has a limited operating history and an unproven business model in a new market..., page 17

9.	Comment: You state here that you launched your Partner Development Program in 2020; however, it appears from your disclosures elsewhere in the filing that this Program was launched in April 2021. Please explain this apparent inconsistency or revise as necessary.

Response: The Company respectfully acknowledges the comment from the Staff and in response, the Company revised its disclosure on pages 18, 165 and 168 of Amendment No. 1 to clarify that Embark launched its Partner Development Program in April 2021.

Embark has identified deficiencies that together constitute a material weakness in its internal control over financial reporting..., page 29

10.	Comment: You state that you are in the process of developing a plan to remediate the material weakness in internal control over financial reporting that Embark identified as of December 31, 2019 and 2020. Please revise to clarify what steps you have taken so far and what remains to be completed in your remediation plan. Also, disclose how long you estimate it will take to complete your plan and any associated material costs that you have incurred or expect to incur. Lastly, tell us what impact, if any, the identified weakness will have on your compliance with the terms in Section 4.8(c) of Article IV of the Merger Agreement.

Response: The Company respectfully acknowledges the comment from the Staff and in response, the Company revised its disclosure on pages 31 and 188 of Amendment No. 1 to clarify what steps Embark has taken so far and what remains to be completed in its remediation plan. Additionally, the Company advises the Staff that Embark intends to complete its remediation plan in the next 12 to 18 months. During that time, Embark will expend a substantial amount of effort and resources on these remediation activities. With respect to the Staff’s last question, the identified material weakness will not have any impact on Embark’s compliance with the terms in Section 4.8(c) of Article IV of the Merger Agreement because Embark disclosed these items in the Company Disclosure Letter accompanying the Merger Agreement.

Husch Blackwell LLP

August 30, 2021

Key Financial Metrics, page 85

11.	Comment: We note that you provide key financial metric forecasts for 2024 and 2025 that assumes you will bring your software to market and generate revenue based on a per mile fee and estimates of your market share. Please clarify how the board used these metrics to determine the fair value of the transaction and the $4.25 billion implied equity value. Please describe the methods of valuations used by your management.

Response: The Company respectfully acknowledges the comment from the Staff and in response, the Company has added disclosure on pages 83 and 84 of Amendment No. 1 to describe the methods of valuation used by the Company’s management.

12.	Comment: Please clarify the extent to which your estimates for miles driven for 2024 and 2025 are based on your existing agreements with your existing transportation partners, such as AB Inbev, versus acquiring new customers for which you currently do not have a relationship.

Response: The Company respectfully acknowledges the comment from the Staff and in response, the Company revised its disclosure on page 87 of Amendment No. 1 to clarify that Embark’s estimates for miles driven for 2024 and 2025 are not based on either Embark’s existing agreements with its existing transportation partners or acquiring new customers for which Embark currently does not have a relationship. The Company advises the Staff that Embark’s estimates are based on its financial model that analyzes addressable routes in its Phase 1 target market in the Sunbelt region and further refines these routes to include only those that Embark believes would be profitable for carriers using Embark’s technology even after factoring in reasonable disruption costs from implementing an autonomous vehicle leg to an existing route. Within this serviceable market, Embark has applied a penetration target of 1.1% in 2024 and 3.3% by 2025. These implied penetration rates are estimates based on how Embark views the commercialization of autonomous vehicle trucking to unfold. Embark does not believe this is a winner-take-all industry, so the penetration rate assumes multiple parties will service the same customer. Embark expects that in the long-term, the miles driven will be comprised of both current partners, as well as new partners that are not currently part of the Partner Development Program, however, these partnerships are not the basis of the estimated miles driven as there are no contractual obligations currently in place.

Husch Blackwell LLP

August 30, 2021

13.	Comment: We note that your estimates include Phase 1 penetration of approximately 1.1% of the Sunbelt region serviceable market for the truck hauling industry, but your estimate of percentage of Serviceable Miles Driven triples in 2025 to 3.3%. Please clarify whether the 2025 estimate is still confined to the Sunbelt region or if this estimate involves expanding your territory into Phase 2, the lower 48 contiguous states. Your disclosure on page 155 indicates that you will not enter into Phase 2 until 2026.

Response: The Company respectfully acknowledges the comment from the Staff and in response, the Company revised its disclosure on page 87 of Amendment No. 1 to clarify that the 2025 estimate is confined to the Sunbelt region and does not involve expanding Embark’s territory into Phase 2, the balance of the lower 48 contiguous states.

14.	Comment: We note that your financial advisors presented investor presentation materials to your prospective PIPE investors. Please advise us as to the substance of those investor presentation materials, including whether they included other Embark management financial or operating metrics or projections that otherwise disclosed. To the extent your board considered these materials in its evaluation of fairness of the Business Combination, please clarify.

Response: The investor presentation materials provided to the prospective PIPE investors included information about the Embark business, growth strategies, competitive strengths and projected information through the fiscal year ended 2025 regarding autonomous miles driven, revenue and gross profits. The presentation provided to the PIPE investors was filed with the SEC as Exhibit 99.3 to the Company’s Current Report on Form 8-K on June 23, 2021 and so no additional material information was disclosed to the PIPE investors outside of that presentation. Further, the Company respectfully advises the Staff that the key financial metrics that are summarized in the Registration Statement were the material management financial or operating metrics or projections considered by the Company’s Board in evaluating the fairness of the Business Combination.

U.S .. Federal Income Tax Considerations, page 116

15.	Comment: We note that merger agreement states that the parties "intend" for the business combination to be a reorganization within the meaning of Section 368(a) of the Tax Code. However, the disclosure does not indicate whether the parties expect the business combination to be tax-free to U.S. holders. Revise to make clear whether the parties expect the business combination to be tax-free to U.S. holders. If you are unable to conclude that the business combination is likely to be tax-free, revise your disclosure to focus on the uncertainty and the consequences of the business combination being taxable to U.S. holders. If you are able to conclude that the business combination is likely to be tax-free to U.S. holders, include a tax opinion supporting such a conclusion. For further guidance see Staff Legal Bulletin No. 19 (October 14, 2011) and Item 601(b)(8) of Regulation S-K.

Husch Blackwell LLP

August 30, 2021

Response: The Company respectfully acknowledges the comment from the Staff and in response, the Company revised its disclosure on pages 119 and 120 of Amendment No. 1 and is filing an opinion of counsel with respect to the revised disclosure as Exhibit 8.1 to the Registration Statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Basis of Presentation, page 127

16.	Comment: You indicate the maximum redemption scenario is based on the maximum number of redemptions that may occur and still provide sufficient cash to satisfy the minimum cash condition. Please revise here to address what will happen if more than 31.9 million shareholders choose to redeem their shares. To the extent that Embark can choose to waive the minimum cash condition or the company intends to obtain additional financing to fund such redemptions, please consider including a discussion of the impact on the pro forma financials or affected amounts within such financials should more than 31,900,834 public shares be redeemed. Refer to Article 11-02(a)(10) of Regulation S-X.

Response: The Company respectfully acknowledges the comment from the Staff and submits that in accordance with the guidance set forth in Article 11-02(a)(10) of Regulation S-X, the Company has revised its disclosures on pages 135 and 136 of Amendment No. 1 to also include the impact of a full redemption scenario. Under this scenario, all 41.4 million of outstanding public shares will be considered to be redeemed and the minimum cash consideration would not be met. If this were to occur, the Company would expect that Embark would waive the minimum cash condition to accommodate such redemptions. This possibility has been disclosed in the notes to the unaudited condensed pro forma consolidated financial information on page 135 of Amendment No. 1.

17.	Comment: Please provide your calculations that support the 406,038,192 post-combination shares issued to Embark stockholders as disclosed on page 129. Also, tell us how this amount compares to the total shares to be issued as disclosed in adjustment (G) of 404,099,124, or revise as necessary to clarify this apparent discrepancy.

Husch Blackwell LLP

August 30, 2021

Response: The Company respectfully acknowledges the comment and presents the following reconciliation between the two above-mentioned share numbers:

	Number of Shares
Shares of Embark Technology Class A Common Stock issued as part of consideration to Embark Shareholders for the transaction[1]	404,876,035	*
Add: Shares of Embark Technology Class A Common Stock to be issued to holders of the Convertible Note[2]	3,571,428
Add: Vested shares of Embark Technology Class A Common Stock to be issued to holders of warrants[3]	510,956
Less: Shares exchanged for shares issued from early exercise of Embark options[4]	(1,634,584)
Post combination shares issued to Embark stockholders[5]	407,323,835	**

* The number of shares issued have been revised from the 404,099,124 shares previously disclosed in note (G) on page 131 of the Registration Statement due to a minor change in exchange ratio from that reported in the initial filing of the Registration Statement, related to additional exercises of stock options during quarter ended June 30, 2021.

** The number of shares issued have been revised from the 406,038,192 shares previously disclosed on page 129 of the Registration Statement due to a minor change in exchange ratio from that reported in the initial filing of the Registration Statement, related to additional exercises of stock options during quarter ended June 30, 2021.

1.	Represents total shares issued in exchange for existing total shares held by Embark Stockholders using the Exchange Ratio of 2.99.
2.	Represents total shares of Embark Technology Class A Common Stock expected to be issued to the holders of the Convertible Note, in exchange for Embark common stock that would have been issued to these noteholders, which occurs simultaneous with the consummation of the Business Combination. Shares related to the these Convertible Notes are not currently included in outstanding shares issued in Embark’s historical balance sheet as at June 30, 2021 (unaudited).
3.	Represents total shares of Embark Technology Class A Common Stock expected to be issued to the holders of warrants, in exchange for Embark common stock that would have been issued to these warrant holders upon net exercise of these warrants, which occurs simultaneous with the consummation of the Business Combination. Shares related to these warrants are not currently included in outstanding shares issued in Embark’s historical balance sheet as at June 30, 2021 (unaudited).
4.	Represents shares issued to the existing Embark stockholders, in exchange for shares issued upon early exercise of Embark options, which have been excluded from the pro forma post-Business Combination outstanding shares since they should not be considered as issued from an accounting perspective, but are presented as part of the liabilities on the balance sheet.
5.	Represents shares issued to the existing Embark stockholders and holders of the Convertible Note, and included in the pro forma post-Business Combination shares outstanding since they are considered to be issued and outstanding from an accounting perspective.

Additionally, the Company revised it disclosure on pages 135 and 136 of Amendment No. 1 to explain the 407,323,835 post-Business Combination shares issued to Embark stockholders, in line with this response.

18.	Comment: You state on page 71 that immediately before the merger all Embark warrants exercisable for Embark common stock will be exercised in full or on a cashless basis. On page 127 you state that the Embark warrants will be converted into restricted stock to receive Class A stock. Please explain to us, and revise as necessary to clarify, how the 857,142 Embark warrants that are outstanding at March 31, 2021 will be impacted in the Merger.

Response: The Company respectfully acknowledges the comment from the Staff and advises the Staff that Embark’s warrant instruments provide that in connection with a business combination with a special purpose acquisition company (“SPAC”):

•	The vested portion of the warrant will net exercise into shares of Embark Common Stock and then convert to Embark Technology Class A Common Stock.
•	The unvested portion of the warrant will net exercise into Embark Restricted Stock and then convert to Embark Technology Restricted Stock, subject to the same vesting conditions as the original warrant. As vesting is realized, these units become Embark Technology Class A Common Stock.

Husch Blackwell LLP

August 30, 2021

In essence, the shares issued upon such exercise shall “continue to be subject to the vesting requirements” of the warrant, with the parties “execut[ing] and deliver[ing] such further instruments, or tak[ing] such other actions, as may be reasonably necessary to memorialize such vesting provisions.” As a result, in connection with the consummation of the Business Combination, this mechanism provides that the warrants will net exercise to cover the exercise price of $3.50 per share. This will result in 2,263,927 shares of Embark Technology Class A Common Stock (combined vested and unvested) based on the per share merger value of $29.91 per share. As noted above, Embark intends to issue the portion of these converted shares that have not yet vested as Embark Technology Restricted Stock, subject to the vesting conditions set forth in the warrant instruments, to give effect to its obligation to take actions to memorialize the warrant’s vesting provisions.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 130

19.	Comment: Pro forma adjustment (I) refers to $50.9 million in adjustments to retained earnings; however, the total adjustments shown in the table and in the pro forma balance sheet are only $46.9 million. Please advise or revise for this apparent inconsistency.

Response: The Company respectfully acknowledges the comment from the Staff and in response, the Company revised its disclosure on page 139 of Amendment No. 1 to provide for consistency between amounts reported in the pro forma adjustment and the pro forma balance sheet.

20.	Comment: We note the $13,749 adjustment included in note (I) relates to additional compensation costs for to the issuance of high voting Class B common stock in the merger; however, the cross reference to note (AB) relates to interest income. Also, it appears that you have not included an adjustment for the compensation expense in the pro forma income statement. Please advise or revise as necessary.

Response: The Company respectfully acknowledges the comment from the Staff and in response, the Company revised its disclosure on page 139 of Amendment No. 1 to update the cross reference for the adjustment related to additional stock-based compensation costs for the issuance of high voting Embark Technology Class B Common Stock in the Merger to the appropriate note J(iii) in the notes to the pro forma financial information. Additionally, the Company revised its disclosure on pages 128 and 130 of Amendment No. 1 to include the adjustment to stock- based compensation expense in the pro forma income statement with the related adjustment also cross referenced to note J(iii).

Husch Blackwell LLP

August 30, 2021

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 133

21.	Comment: You appear to assume that both the restricted stock units (RSUs) and performance restricted stock units (PRSUs) noted in adjustments (AA) and (AC) were granted simultaneously with the Business Combination. Please tell us whether these award grants are a condition to the merger, or explain further your inclusion of the related expense in the pro forma adjustments for the merger transaction. To the extent these transactions are separate from the Business Combination, please consider including this information in a separate pro forma column from the merger transaction. Refer to Article 11-02(b)(4) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and submits that the PRSUs were issued as a direct condition to consummation of the Business Combination in the Merger Agreement.

The RSUs, which were granted in June 2021, while not a direct condition to entering into the Merger Agreement, are however considered to be similar to the PRSUs, as the terms of the RSUs state that the grant would be canceled if the Business Combination is not achieved prior to December 31, 2021, and therefore the RSUs would be considered directly connected to consummation of the Business Combination. Further, Embark has timed this issuance of RSUs to its employees in anticipation of operating as a public company following the consummation of the Business Combination. Article 11-02(b)(4)(i) of Regulation S-X states that “when consummation of more than one transaction has occurred, or is probable, the pro forma financial information must present in separate columns each transaction for which pro forma presentation is required by § 210.11-01”.

Based on the above discussion, since the PRSUs and RSUs are directly connected to and in effect, representative of an adjustment primarily due to the Business Combination and not as a separate material transaction as discussed in Article 11-02(b)(4) of Regulation S-X, no separate columnar pro forma presentation for these transactions is required.

22.	Comment: Notwithstanding your response to the previous comment, please tell us how you determined the $52.5 million adjustment (AA) for share-based compensation expense related to RSUs granted after the balance sheet date. In this regard, based on the per share fair value of $29.87 as disclosed on page F-65, it appears that the total fair value for the June 2021 RSU grant, which vest over a 4-year period, is approximately $83.7 million. To the extent additional awards were granted after the most recent balance sheet date, please revise to include a discussion of such grants in the subsequent events footnote or explain further this pro forma adjustment.

Husch Blackwell LLP

August 30, 2021

Response: The Company respectfully acknowledges the Staff’s comment and submits that under ASC 718, for a graded vesting award with both (i) a service condition and (ii) a performance condition or a market condition, an entity is generally precluded from using a straight-line attribution method over the requisite service period for the entire award. ASC 718-10-35-8 prescribes two acceptable methods for expense attribution (i.e., straight line expense recognition and accelerated expense attribution). The guidance related to ASC 718-20-55-26 requires an entity to treat the above type of equity awards with graded vesting as, in substance, multiple awards with more than one requisite service period, and therefore, Embark has applied the accelerated expense attribution method per the guidance in ASC 718-20-55-26. Among the June 2021 RSUs granted, some have a vesting start date as early as March 2021. Embark has recorded compensation cost of $54.2 million as of June 30, 2021 (previously $52.5 million as of March 31, 2021) as a share-based compensation expense adjustment based on the following facts:

●	the total fair value of the June 2021 RSUs granted was $72.2 million, using the $24.94[1] per share fair value based on a third-party valuation obtained as of June 30, 2021;
●	a presumed grant date of January 1, 2020, in accordance with the rules set forth in Article 11-02 of Regulation S-X related to pro forma financial information presented;
●	the vesting terms of such awards (25% vesting on first anniversary of vest start date, with 1/48th each month thereafter), including giving effect to the impact of the vesting date having commenced as early as three months prior to above presumed grant date; and
●	utilizing the above referenced approach for recognizing expense compensation cost for the award over the requisite service period for each separately vesting period, including the catch-up vesting for periods prior to the grant date.

We further submit to the Staff that no additional awards were granted after the most recent balance sheet date and hence no additional impact to the pro forma information is required.

1 Note that the fair value per share of the RSUs granted has been updated from $29.87, used in the Registration Statement, which this comment refers to. The amount used in the Registration Statement was based on the best estimate of the value of RSUs at the time of the filing, which relied upon the per share value per the Merger Consideration for this transaction at the time of the initial filing (i.e., value per share of $10 multiplied by the exchange ratio of 2.99 at the time of the initial filing).

Husch Blackwell LLP

August 30, 2021

23.	Comment: We note from your disclosure on page F-65 that the total fair value of the PRSUs granted in June 2021 was $80.5 million, which equates to a fair value of $5.96 per PRSU. Please tell us how you considered the market conditions for these awards in assuming such awards vested as of January 1, 2020. Also, explain the reason(s) for the significant difference between the fair value for the PRSUs and the fair value for your RSUs of $29.87 per share. In your response, please provide us with a breakdown of all of Embark’s share-based compensation awards issued to date in fiscal 2021, and include the fair value of the underlying shares used to value such grants. If there were any significant fluctuations in the fair values between grant dates, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions. In addition, explain any significant variances between recent grants and the value of Embark as determined for purposes of the merger transaction.

Response: The Company respectfully acknowledges the Staff’s comment and submits the following detailed response describing the approach to value the grants made in fiscal 2021, and also explains the variances between the fair value of the underlying shares used to value PRSUs, RSUs and other stock options granted during the year.

Including the PRSUs and RSUs, the following are the details of share-based compensation awards issued to date by Embark in fiscal 2021:

Grant Date	# of Units Granted	Fair value price per share of the underlying shares used to value such grants
27-Jan-21	350,000 Options	$7.1500
11-Mar-21	106,750 Options	$7.5100
14-Mar-21	600,000 Options	$7.5100
28-Jun-21	2,841,738 RSUs	$24.9400
30-Jul-21	14,990,263 PRSUs	Weighted average of $5.87. Different value for each tranche based on Monte Carlo simulation

In accordance with the AICPA Practice Guide “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”, the Company considered the methods discussed below for allocating the enterprise value across its classes and series of shares to determine the estimated fair value of its awards at each valuation date.

●	Option Pricing Method (“OPM”). The OPM estimates the value of the common equity of Embark by treating the rights of the holders of common equity as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Embark’s preferred shares, as well as their rights to participation in a future financing.
●	Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by Embark, as well as the economic and control rights of each share class.

Husch Blackwell LLP

August 30, 2021

●	Hybrid Method. The Hybrid Method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios. Weighting allocations are assigned to the OPM and PWERM methods factoring possible future liquidity events.

Valuation of the January 2021 option grant:

In January 2021, Embark adopted a hybrid approach utilizing the OPM within the context of the PWERM as the most relevant equity allocation method for the potential implications regarding investors’ expectations about the distribution of future value outcomes of Embark. During the first quarter of 2021, as Embark began evaluating various options towards a liquidity event, including a potential business combination with a SPAC, estimates of a range of potential future equity values of the Company under near-term SPAC merger scenarios and longer-term SPAC merger scenarios were developed. Please note at such time, neither was any SPAC specifically identified nor were any negotiations with SPACs underway.

The management considered the following exit scenarios based on the SPAC market environment and possibilities of certain liquidity events given their ongoing business developments:

●	near-term SPAC merger under a high valuation scenario;
●	near-term SPAC merger under a low valuation scenario;
●	longer-term SPAC merger under a high valuation scenario;
●	longer-term SPAC merger under a low valuation scenario; and
●	an OPM to capture a range of potential future outcomes.

Since these scenarios were considered to be the most probable; any other outcomes were considered unlikely and, therefore, given no probability of occurrence. Based on Embark management’s view of the likelihood of each of the respective scenarios, a 70% weighting was applied to the OPM scenario with the residual probability being equally applied amongst the various SPAC business combination scenarios. Key fair value measurement assumptions are summarized below:

Husch Blackwell LLP

August 30, 2021

	Scenario No 1	Scenario No 2	Scenario No 3	Scenario No 4	Scenario No 5	Total
Liquidity Event Scenario
Description	SPAC - Fast - Low	SPAC - Fast - High	SPAC - Slow - Low	SPAC - Slow - High	OPM
Probability	7.5%	7.5%	7.5%	7.5%	70.0%	100.0%
Liquidity Date	31-Aug-2021	31-Aug-2021	30-Nov-2021	30-Nov-2021	31-Dec-2025	NA
Liquidity Term	0.58 Yrs	0.58 Yrs	0.83 Yrs	0.83 Yrs	4.92 Yrs	3.65 Yrs
Future Equity Value	$2,000,000,000	$5,500,000,000	$2,000,000,000	$6,000,000,000	NA
Conclusion of Fair Market Value of Common Stock
Allocated Value per Share	$11.10	$30.30	$10.20	$30.38	$3.34	$8.49
Discount for Lack of Marketability	10.0%	10.0%	12.5%	12.5%	27.5%	22.6%
Fair Market Value of Common Stock	$9.99	$27.27	$8.93	$26.59	$2.42	$7.15

Based on the above approach, the underlying fair value of the January 2021 stock option grants were determined to be $7.15 per share.

Valuation of the March 2021 option grants:

During March 2021, Embark’s management continued to pursue potential SPAC-related liquidity events with dates of achievement of each scenario being extended as compared to January 2021. The key assumptions are summarized below:

	Scenario No 1	Scenario No 2	Scenario No 3	Scenario No 4	Scenario No 5	Total
Liquidity Event Scenario
Description	SPAC - Fast - Low	SPAC - Fast - High	SPAC - Slow - Low	SPAC - Slow - High	OPM
Probability	7.5%	7.5%	7.5%	7.5%	70.0%	100.0%
Liquidity Date	30-Sep-2021	30-Sep-2021	30-Nov-2021	30-Nov-2021	31-Dec-2025	NA
Liquidity Term	0.55 Yrs	0.55 Yrs	0.71 Yrs	0.71 Yrs	4.80 Yrs	3.55 Yrs
Future Equity Value	$2,000,000,000	$5,500,000,000	$2,000,000,000	$6,000,000,000	NA

 Conclusion of Fair Market Value of Common Stock

Allocated Value per Share	$11.41	$31.12	$10.85	$32.27	$3.50	$8.80
Discount for Lack of Marketability	10.0%	10.0%	11.5%	11.5%	27.5%	22.5%
Fair Market Value of Common Stock	$10.27	$28.01	$9.60	$28.56	$2.54	$7.51

Based on the above approach, the underlying fair value of the March 2021 stock option grants were determined to be $7.51 per share. Further, given both option grants in March 2021 were within a few days of each other, the same underlying fair value of the stock was utilized for those grants. As noted above, the underlying fair values utilized for the option grants in fiscal 2021 are not significantly different, as no major underlying change in facts or circumstances were noted in the interim.

The impact of the letter of intent and Merger Agreement:

On April 8, 2021, Embark received a non-binding letter of intent (“LOI”) that outlined the general terms and conditions of a potential business combination involving the Company and Embark. On June 22, 2021, Embark entered into the Merger Agreement with the Company. The Merger Agreement indicated a pre-money valuation for Embark Trucks of $4.25 billion.

Husch Blackwell LLP

August 30, 2021

Valuation of the June 2021 RSU grant:

In June 2021, the third party valuation firm’s discussions with Embark’s management led to the development of estimates of a range of potential future equity values for Embark under early and later SPAC business combination scenarios. The management considered the following exit scenarios based on the business combination details available and the Company’s market value:

●	Early SPAC Merger
●	Later SPAC Merger
●	OPM (delayed exit)

A 90% weighting was applied to the SPAC business combination scenarios (70% to the early SPAC scenario and 20% to the later SPAC scenario) given the high certainty of the consummation of the business combination (Merger Agreement being signed), with the residual probability being applied to the OPM scenario (in case the business combination is not consummated).

SPAC Scenario Marketable Value per Share
	Indication
SPAC Stock Price at Measurement Date
Ticker: NGAB	$9.95
Embark Trucks Merger Exchange Ratio (as of June 2021)	2.987	x
Indicated Marketable Value per Share	$29.72

	Scenario No 1	Scenario No 3	Scenario No 5	Total
Liquidity Event Scenario
Description	SPAC - Early	SPAC - Later	OPM - Delayed Exit
Probability	70.0%	20.0%	10.0%	100.0%
Liquidity Date	30-Sep-2021	30-Nov-2021	31-Dec-2025	NA
Liquidity Term	0.25 Yrs	0.42 Yrs	4.50 Yrs	0.71 Yrs

Conclusion of Fair Market Value of Common Stock (Class A Common Stock)

Allocated Value per Share	$29.72	$29.72	$3.91	$27.14
Discount for Lack of Marketability	7.5%	9.0%	27.5%	8.1%
Fair Market Value of Common Stock	$27.49	$27.05	$2.84	$24.94

Conclusion of Fair Market Value of Common Stock (Class B Common Stock)

Allocated Value per Share	$29.72	$29.72	$3.91	$27.14
Discount for Lack of Marketability	6.0%	7.5%	27.5%	6.6%
Fair Market Value of Common Stock	$27.94	$27.49	$2.84	$25.34

Husch Blackwell LLP

August 30, 2021

Based on the above approach, the underlying fair value of the June 2021 RSUs granted have been determined to be $24.94. The June 2021 valuation is based primarily (90%) upon a scenario in which Embark consummates the Business Combination with the SPAC and attains the anticipated valuation specified in the Merger Agreement. This compared to Embark’s prior valuations of common stock, which considered other potential exit scenarios with meaningful probabilities, that would have resulted in a lower value of Embark’s common stock than in a business combination with a SPAC.

Valuation of the July 2021 PRSU grant:

The Company noted that the PRSUs granted had the following market and performance conditions as set forth below, which would need to be considered when valuing these stock-based awards:

Market Condition: The PRSUs are split into six different tranches based on certain market capitalization targets using the volume-weighted average price (“VWAP”) calculated over a 90-calendar day period. The market capitalization targets for each tranche are as follows:

●	Tranche 1 PSUs will vest once the market capitalization based on a 90-calendar day VWAP exceeds $8.5 billion[2] (~$20.00 per share);
●	Tranche 2 PSUs will vest once the market capitalization based on a 90-calendar day VWAP exceeds $14.9 billion (~$35.00 per share);
●	Tranche 3 PSUs will vest once the market capitalization based on a 90-calendar day VWAP exceeds $21.3 billion (~$50.00 per share);
●	Tranche 4 PSUs will vest once the market capitalization based on a 90-calendar day VWAP exceeds $27.6 billion (~$65.00 per share);
●	Tranche 5 PSUs will vest once the market capitalization based on a 90-calendar day VWAP exceeds $34.0 billion (~$80.00 per share); and
●	Tranche 6 PSUs will vest once the market capitalization based on a 90-calendar day VWAP exceeds $42.5 billion (~$100.00 per share).

Performance Condition: The market condition can only be met through market capitalization of Embark Technology derived by publicly traded prices of Embark Technology’s Class A Common Stock, therefore there is an implicit performance condition of Embark achieving a liquidity event and becoming a publicly traded company.

The Company also respectfully submits that the PRSUs cannot vest prior to the first anniversary of the consummation of a business combination with a special purpose acquisition company (i.e., an implied service condition of one year).

2 The market capitalizations referred to here are for the Embark portion of the combined company and are multiples of the $4.25 billion merger valuation of Embark.

Husch Blackwell LLP

August 30, 2021

Due to the 90-day VWAP condition, the payoff structure of the PRSUs is both non-linear payoff and path dependent. In order to determine the value of the PRSUs, the price of Embark Technology’s Class A Common Stock must be known on each trading day during the measurement period of the PRSUs in order to determine if and when the PRSUs will vest. Using the expected initial fair value of $24.94 for an unrestricted share (as detailed above), we have relied upon a Monte Carlo simulation to determine the fair value of the PRSUs as of the valuation date.

In the Monte Carlo simulation, Embark’s common stock price was modeled over the remaining term of the PRSUs to generate a series of outcomes in the risk-neutral space assuming that the stock price was lognormally distributed and followed a standard Geometric Brownian Motion process.

In a single iteration of the Monte Carlo simulation, the vesting conditions for the PRSUs were evaluated throughout the measurement period to determine if and when vesting of the PRSUs would have occurred. If it was determined that a PRSU tranche has vested, Embark’s share price was recorded and discounted back from the vesting date to the valuation Date at the risk-free rate. The present value of Embark’s share price as of the valuation Date is equal to the per share value of that PRSU tranche in that given iteration. The Monte Carlo simulation was performed with 1,000,000 iterations. The fair value of each PRSU tranche was determined to be the average present value of each PRSU tranche over all 1,000,000 iterations of the simulation.

Based on the above methodology, the weighted average fair value of each PRSU was determined to be $5.87 per share, reflecting the progressive difficulty in achieving each performance tranche of the awards calculated using the Monte Carlo simulation.

When the Registration Statement was filed on July 2, 2021, the weighted average fair value of the PRSUs of $5.96 was determined based on the then-current Embark 409A valuation. Since then, Embark has performed a new 409A valuation as of July 30, 2021, which has resulted in an updated weighted average fair value of $5.87 per share, using the same methodology as detailed above. As a result, the fair value of the PRSUs has been updated in the pro forma section in Amendment No. 1 to match this 409A valuation. Embark believes that this price is most representative of the fair value on July 30, 2021 (i.e. the date Embark’s Board approved the PRSUs granted).

As related to the RSUs, the Company respectfully submits that Embark has performed a 409A valuation as of June 30, 2021 to determine a value of $24.94 per share of stock, which it believes is most representative of the fair value on the date Embark’s Board approved the RSUs granted on June 28, 2021. The utilization of a valuation methodology, including the modeling of the common stock price to generate a series of outcomes in the risk-neutral space assuming that the stock price is lognormally distributed and follows a standard Geometric Brownian Motion process, compared with a point-in-time fair value determined for the RSUs on the date of grant was the primary reason of the difference between the fair value for the PRSUs and the fair value of the RSUs.

Husch Blackwell LLP

August 30, 2021

Based on the foregoing, the Company respectfully submits to the Staff that the changes in valuation during fiscal 2021 were the result of the greater likelihood of a business combination with a SPAC as the year progressed, which resulted in the increased valuation for each grant, including the RSUs. Also, as discussed above, this increased valuation was then utilized in a Monte Carlo model to generate a series of outcomes, to determine the fair value of the PRSUs.

Information About Embark

SaaS Focus, page 153

24.	Comment: We note that you anticipate you will generate revenue from partners with carriers and private fleets on a per mile basis. Please clarify how you intend to generate revenue from OEMs and whether it is anticipated that they would share revenues for vehicles sold with your technology.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Embark’s primary intended revenue stream is through Software as a Service (“SaaS”) licensing fees on a per-mile basis from fleet licensees. Embark may also seek revenue via ancillary channels, such as specialized hardware, maintenance and other services as are necessary to support its primary revenue stream. Embark’s commercial model does not rely on revenue generated from OEMs and Embark has not entered into any agreement with an OEM to date that would provide for a revenue share for vehicles sold with Embark’s technology.

Embark's Partners and Ecosystem, page 158

25.	Comment: Please discuss the material terms of the agreements or arrangements with your Partners. Clarify whether these agreements provide a framework or terms for future pricing, service, or investment. To the extent you are substantially dependent on any of these agreements, please file them as exhibits pursuant to Item 601(b)(10) of Regulation S-K. To the extent any of these agreements solely relate to your R&D fleet and its operations, please clarify.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Embark’s agreements with the members of its Partner Development Program (“PDP”) generally provide that Embark will perform a number of steps in order to prepare shipper and carrier partners to scale autonomous trucking in their business operations.

Husch Blackwell LLP

August 30, 2021

These obligations include certain pilot and testing activities with the partners and the receipt of advice and feedback from the partner. The partners agree to be publicly named in connection with the program and the option to participate in Embark’s piloting activities. The existing agreements do not yet provide a contractually binding framework for pricing, services or investment, though Embark’s anticipated pricing and commercial model has been disclosed to the PDP members. Embark intends to work with its partners on more detailed commercial agreements as its piloting and development activities progress and it nears its driver out date according to its commercialization timeline. As a result, these agreements with partners provide for a framework for the relationship with the partners, but at this time Embark’s business is not substantially dependent on any of its partner agreements.

Regulatory Environment for Autonomous Trucking, page 160

26.	Comment: Your disclosure indicates that certain individual states allow L4 deployment and testing, but the federal Department of Transportation has put forth a framework for autonomous driving and it has pre-emptive rights over state regulation. Please clarify the current regulatory environment regarding the levels of autonomous driving that is legal and commercially available outside of testing, and clarify whether your current solutions fall within or outside of what is commercially permitted. To the extent your revenue projections are based on changes to the existing regulatory environment, please clarify what changes are required.

Response: The Company respectfully acknowledges the comment from the Staff and in response, the Company revised its disclosure on page 171 of Amendment No. 1. The Company advises the Staff that Embark is developing software for a Level 4 (“L4”) Automated Driving System, in accordance with SAE J3016, to be used on commercial vehicles (semi-trucks) engaged in interstate commerce. The U.S. Department of Transportation's Federal Motor Carrier Safety Administration (“FMCSA”) regulates commercial vehicle operation through Federal Motor Carrier Safety Regulations (“FMCSRs”). Furthermore, the Secretary of Transportation retains pre-emptive authority over state laws and regulation pertaining to commercial vehicle safety if such state laws are either less stringent than federal requirements, or more stringent and either have no safety benefit, are incompatible with federal regulation, or cause an unreasonable burden on interstate commerce. Therefore, a state law or regulation that prohibits or restricts the operation of autonomous trucks engaged in interstate commerce could theoretically be preempted if the Secretary of Transportation determines such a state law causes an unreasonable burden on interstate commerce.

Husch Blackwell LLP

August 30, 2021

In the 2018 policy guidance document “Preparing for the Future of Transportation: Automated Vehicles 3.0,” FMCSA concluded that nothing in existing FMCSRs prohibits the operation of L3-L5 commercial vehicles engaged in interstate commerce, and stated its position that such vehicles may operate without a human occupant as consistent with FMCSRs. Furthermore, the National Highway Traffic Safety Administration has not promulgated any Federal Motor Vehicle Safety Standards prohibiting the operation of L3-L5 automated vehicles. Therefore, Embark's L4 technology is permissible under existing federal regulations.

At the state level, 42 states allow for the operation of L3-L5 commercial vehicles. Specifically, these states: (a) have enacted legislation or promulgated regulation setting forth requirements for AV operation; (b) have enacted legislation to define AVs or to call for the establishment of advisory groups to pave the way for legal AV operation; or (c) have not enacted any laws or regulation prohibiting or otherwise addressing any aspects of AV equipment or operation. Of the remaining eight states, six potentially provide a path for AV adoption, subject to specific testing requirements: four states are silent on commercialization of L3-L5 AVs but have defined testing programs and requirements that could suggest a company would need to go through a testing process in that state before gaining state support for commercialization and two states have L3-L5 testing programs that exempt AVs from specific state laws that would otherwise prohibit their operation, for example requiring a driver to maintain at least one hand on the steering wheel.

Finally, two states prohibit commercial operation of L3-L5 autonomous trucks today without changes in legislation or regulation. Notably, the existing laws in these two final states that prohibit operation could be preempted by the Secretary of Transportation if they were determined to meet the criteria in 49 U.S. Code § 31141(c)(4) or were otherwise deemed to be unenforceable by the Secretary of Transportation.

Therefore, Embark’s L4 technology is generally permissible in 42 states, permitted to test in six states, and prohibited in two states. In addition, Embark’s L4 technology is subject to a generally favorable federal regulatory environment that provides for preemption of stringent state regulations or restrictions of AV technology in conflict with the federal mandate.

The model for Embark’s revenue projections is not built in a way that incorporates specific state-by-state regulatory detail. Given the broad commercial permission for Embark’s technology at both the federal and state levels today, Embark believes that its revenue projections can be achieved without changes to the existing regulatory environment, although certain changes could be beneficial to Embark’s business.

Husch Blackwell LLP

August 30, 2021

Embark's Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 173

27.	Comment: Please revise here to clarify that Embark has not generated any revenue, to date, and is still in the process of developing and testing their autonomous driving technology. Also, address any uncertainty about the company's ability to generate revenue in the future and how this might impact future liquidity and going concern status.

Response: The Company respectfully acknowledges the comment from the Staff and in response, the Company revised its disclosure on page 185 of Amendment No. 1 to provide that Embark has not generated revenue to date. As set forth in the risk factors on page 25, Embark expects to engage in resource-intensive R&D and commercialization activities and to incur continuing losses for the foreseeable future, which may impact its future liquidity.

Beneficial Ownership of Securities, page 192

28.	Comment: Please provide the beneficial ownership of Embark prior to the business combination.

Response: The Company respectfully acknowledges the comment from the Staff and in response, the Company revised its disclosure on pages 204 - 206 of Amendment No. 1 to provide the beneficial ownership of Embark prior to the Business Combination.

We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing. Please feel free to contact the undersigned at 423-755-2662 should you have any questions or concerns.

Sincerely,

/s/ Rebecca C. Taylor

Rebecca C. Taylor

cc:	James G. Goettsch, Husch Blackwell LLP

Rachel W. Sheridan, Latham & Watkins LLP

Shagufa R. Hossain, Latham & Watkins LLP

Ian Robertson, Northern Genesis Acquisition Corp. II

Richard Hawwa, Embark Trucks, Inc.

Siddhartha Venkatesan, Embark Trucks, Inc.

Husch Blackwell LLP